MIM

File No. 82-173

02002757

30 October 2001

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Required

Addresses to the Annual General Meeting of M.I.M. Holdings Limited held in Brisbane today.

By Whom Required

Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

MARIAN GIBNEY
Secretary and General Counsel

encl

dlw 1/28

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au

MIM 2001 Annual General Meeting Addresses
10am 30 October 2001, Sheraton Hotel Brisbane

Leo Tutt, Chairman

We are meeting at a time not only of widespread economic weakness but also of universal apprehension. The world is very different from the one we knew only a few weeks ago. The issues that concern us as citizens of the world have changed, and those issues of terrorism, security, and individual and family safety we consider more profoundly than we did before September the eleventh.

As shareholders of businesses, our concerns have also deepened as we face this different world – concerns about an extended period of economic weakness and the impact on corporate financial performance.

In this difficult environment, I am pleased to say that MIM is also different - very different from the MIM of a few years ago.

Our increasing levels of production, improved productivity, reduced costs, consistency of operating performance and significantly improving financial outlook are now acknowledged. Although the fact that we are a changed company is increasingly recognised by the investment community, this has not yet been translated into an improved share price. Our market size in a sector which has undergone considerable consolidation and the cyclical nature of our business may be in part responsible for this. However, to achieve a significantly higher share price, we must advance to another level of net earnings and convince investors that we can sustain that level.

In the current environment, directors have every confidence that a high level of sustained performance will be attained, and, importantly, the company is extremely well placed to benefit from any recovery in the global economy.

On the financial front, the major capital programme is complete and the benefits are starting to flow through. For the first time in a long time MIM has some discretion in relation to capital expenditure and is both profitable and free cashflow positive even in the current very low metal price environment.

The considerable improvement in our operating position does great credit to the company's management and workforce. Shortly I shall ask our Managing Director, Vince Gauci, to report on the exceptional progress that has been and is being made. We shall also hear from Brian MacDonald who joined us late last year to lead the coal division.

The diversity of our products is a source of strength. That is very evident today where the turnaround and growth of our coal business and recent improvement in coal prices are providing earnings stability.

Slide 1: Product Diversity – Revenue and EBIT

Last financial year, coal contributed $250 million or 42% of our earnings (before interest and tax) from 23% of our sales revenue. Five years ago, coal contributed nothing – in fact, it was in loss. This year, we expect that the earnings from coal will increase substantially, and that coal will be the major contributor to group profit at a time of very low metal prices.

Slide 2: Net Profit/(Loss)

Turning to last year's financial results, the company reported a net profit of $105 million, achieved when the Mount Isa smelters experienced major shutdowns for refurbishment, the Avonmouth zinc smelter made a substantial loss, and metal prices were weak and weakening. Today, the Mount Isa smelters are producing at high levels without significant interruption and Avonmouth's operational performance is improving.

As I emphasised in the annual report, it is the sustainability of the turnaround in our operating performance that is significant in the year's results, with increasing production and competitive costs. At some of our operations, the rate of production increased further in the first three months of the current financial year, and unit costs of production reduced further.

With the exception of the European zinc smelters, MIM is now delivering consistently good operating performance, a quality that the market demands of investment grade companies. It is an essential attribute in the current environment. The major economies were in retreat for several months before the eleventh of September, and their growth forecasts were thrust lower by the tragic events of that day.

Slide 5: LME copper, lead and zinc prices (USc/lb)

The direct effect on MIM is well illustrated by metal prices, all of which are extremely low. In the last financial year, the London Metal Exchange price for copper averaged just under 81 US cents a pound, and the price for zinc averaged 47.6 US cents. The current price for copper is 62US cents a pound, and 34 US cents a pound for zinc. The price of zinc has not been this low since 1987 – without any adjustments for inflation – a similarly for copper apart from a few days in 1999. The recent terrorist attacks in New York and Washington have undoubtedly postponed the timing of significant recovery in metal prices.

Slide 6: LME copper, lead and zinc prices (Aust c/lb)

The decline in the value of the Australian dollar has cushioned the impact of the low prices (I shall deal with the currency hedging impact in a moment). But even in Australian dollars the low level of prices now is very evident when compared with last year's averages.

Slide 7: Average coal prices received (US$/tonne)

Coal prices received by MIM last financial year were virtually the same as five years ago in Australian dollars and even lower in US dollars, a fact that highlights the remarkable achievement of the coal division's increase in earnings. Although coal prices rose a few months ago, they are still historically at relatively low levels.

Slide 8: Australian US$ revenue hedging

The market's view of the stronger and strengthening MIM may be adversely affected by attention given to the impact of currency hedging on Australia's mining companies some of which have become overhedged. Although, as I pointed out last year, your directors would be pleased to be unhedged at this time so that MIM could receive all of the benefits of the lower Australian dollar, MIM clearly is not 100% hedged, and its hedging percentages are decreasing year by year, as this chart shows. Two important points need to be made:

- MIM is participating to a degree in the revenue benefits of the weak dollar. We receive most of our sales revenue in US dollars. Last year's fall of nine US cents in the value of the Australian dollar boosted MIM's Australian dollar revenue by $400 million. After currency hedging costs of $179 million and $120 million sustained in US dollar based costs, MIM's net benefit from the weak currency was around $100 million.

- Secondly, the extent of our hedging will diminish year by year – from approximately 60-65% of anticipated net revenues this year to about 30% in 2006. Again, I refer you to the chart. There is much made in the press of the mark to market of hedging on a particular reporting date. If all the hedging were to be settled at the exchange rate on June 30 last, there would be a cost of $1.4 billion. But the reality is that this number represents less than 10% of estimated revenues in which the hedging is expected to be delivered, and that is over the period to 2006.

As I have said before, our currency hedging was undertaken as a risk reduction strategy when all the experts were predicting a substantial appreciation of the Australian dollar. If the experts had been right, there would have been a significant risk that the company at the time would not have survived.

We will have less currency hedging in the future. The company's improving financial outlook means that we can accept a greater degree of currency risk than in the past because our capital expenditure is much reduced, our costs are lower on a sustainable basis, and our production and therefore our sales volumes have increased. In short, the stronger MIM of today can accept much greater currency volatility in the future.

Our continuing efforts are directed to improving shareholder returns through improved operating performances and opportunities for good value growth, and through reductions in debt and gearing. This is not the year for making significant progress in reducing debt and gearing if prices and exchange rates stay at present levels.

As the company reported in August, on present indications we continue to anticipate a net profit broadly in line with last year's, weighted by seasonal influences in favour of the second half. This will be a considerable achievement given the soft global environment and the depressed earnings outlook for the market in general. Metal prices, together with exchange rates, create considerable volatility in our financial result.

Our diversification, our increased production and our improved cost structure are sustaining MIM through this very difficult period in the metal markets. The company's ability to do this gives directors confidence in MIM's capacity to grow and to increase the value of shareholders' investment.

I will now ask Vince Gauci to address the meeting.

Vince Gauci, Managing Director

First, I should draw your attention to the fact that we have maintained a high priority on improving the safety performance of the company. The statistical results, however, do not reflect this effort because, while there has been a reduction in the frequency of serious accidents, our disabling injury frequency rate has plateaued. We understand that it must be reduced. The emphasis that we place on safety over everything else, including production, was brought home recently when Mike Ryan, the General Manager at Oaky Creek, stopped production so that all employees could spend time in workshops reviewing the safety performance of the mine.

The Chairman has referred to the low prices for our products, in particular copper and zinc. It is clear that at these prices, MIM's cost structures of the mid-1990's would have been unsustainable today. I know our share price is very low today and that to achieve a satisfactory share price we need - and our efforts are directed to - consistently improved financial performance, as the Chairman has said. I am confident that we are on the way to achieving that. What I can also say with confidence is that if the present management team had not come to MIM some five years ago, this company would have gone out of existence. So we have come a long way.

The recovery of MIM began with changes to senior management and this recovery grew as we built a management team capable of providing leadership and gaining the respect of our employees. The whole executive management team and all but one of the operational general managers have since changed, and the total number of managers reduced. In fact, the senior management group including executive general managers and general managers has been reduced by some 30 per cent in the last five years. In this as in other aspects of our business we are doing more with less. Although we have made great progress the objective of gaining the total confidence of our work force and therefore of achieving the full potential of our operations is not yet complete.

You will have seen in this year's annual report the progress that has been made in production, productivity and costs to last June. In the latest quarter, the low cost levels have been maintained, and in some operations improved further. As I mentioned earlier, although times are tough at the moment, because of this continued improvement in performance, we can look to the future with confidence.

Slide 9: Group copper productivity

As you know, we have doubled the group's copper production in the last four years, with last year's production totalling 358 000 tonnes. MIM's copper operations have been improving their performances considerably, as this chart of productivity, which has been brought up to date to show the latest quarterly results, indicates.

Slide 10: Group copper costs and prices (USc/lb)

This has translated into consistent reductions in unit costs at a time when copper prices have continued to fall to today's levels.

Copper is MIM's most significant metal. As you can see from this graph, if the cost of production had not decreased we would be well and truly under water at today's prices. You will also see that year to date costs are continuing to trend downwards.

While metal prices vary widely, the fact is that we face long periods of low prices and low margins. A fall in price has a dramatic effect on profit. For example, a one US cent drop in the price of copper over a year represents a reduction of $10 million in the company's net profit.

Slide 11: Mount Isa copper smelter production

Production from the Mount Isa copper smelter, which also processes concentrate from the Ernest Henry mine, has now reached a consistently high level after the major expansion and upgrade of recent years. Refining of the smelter output has kept pace at our Townsville refinery which is now among the lowest cost copper refineries in the world.

Slide 12: Mount Isa copper costs

The result is a most impressive reduction in the Mount Isa Business Unit's US dollar cost of producing copper, although it has been assisted recently by the continuing low value of the Australian dollar. This graph shows that in 1996 the total cost to produce a pound of copper from Mount Isa was 90 US cents and today it is 56 US cents. The bulk of this improvement has come in the last two and a half years when John Gooding and his management team went to Mount Isa.

The management and workforce at the Ernest Henry mine have done an outstanding job increasing production in the face of lower copper and gold ore grades and at competitive cost levels. This has been a successful project from the beginning. Not only was it built under budget and on time, but the mining costs are below feasibility study levels and the mill is operating at more than 10% above name plate capacity.

In light of its outstanding performance, we took the opportunity last April to acquire an option to increase our interest in the Ernest Henry mine from 51% to 100%.

Last year, I spoke about the changes we were implementing at Alumbrera in Argentina. In a 12-month period, the operation has been turned around to the extent of an amazing US$150 million – an annualised US$30 million reduction in operating costs and an annualised US$120 million increase in revenue due to a 40% increase in production of concentrate and contained copper and gold.

The low cost expansion now proceeding at Alumbrera is an example of efficient use of capital to which the Chairman referred earlier. For US$37 million, half attributable to MIM, processing capacity is being expanded by 25% with an additional grinding circuit and pebble crushing circuit. Average annual production is being increased to 190 000 tonnes of copper and 600 000 ounces of gold. This expansion reduces the mine life by two and a half years but maximises returns from the mine while at the same time compensating for declines in copper and gold grades.

While we are looking for growth opportunities primarily in coal and also in copper, we are working to strengthen our lead-zinc businesses. Few lead and zinc producers are making money in this period of historically low metal prices, although we have a positive EBIT so far this financial year overall for our Australian lead-zinc mines as they maintain high levels of production and continue to bring down costs. As with copper, the cost of zinc production at our mines is continuing to trend down this year.

This continuing improvement in our lead-zinc mines and processing plants at Mount Isa and McArthur River is also resulting in an increase in mineable reserves of ore at both locations.

We have good quality lead-zinc assets at Mount Isa and McArthur River, and our objective is to develop them into producers positioned towards the low end of the cost curve.

We have increased our interest in the McArthur River Mine Joint Venture from 70% to 75% today by acquiring Mitsubishi Materials Corporation's interest. We believe that, at a purchase price of $5 million, this represents very good value.

We have almost doubled the McArthur River ore reserves from 24 million tonnes to 40 million tonnes as a result of the recently announced success in extending the treatment of ores from No. 2 orebody to the full sequence of orebodies from No. 2 to No. 4 upper.

McArthur River currently has identified mineral resources of 124 million tonnes at 13% zinc, significantly larger resources than either Century or George Fisher.

We are successfully trialling bulk stoping. In addition, a scoping study has now been under way for four months to identify the optimum scale of future operations.

These developments provide the potential for McArthur River to significantly expand output and reduce costs while at the same time enhancing revenue.

At Ravenswood, we are extending the life of our smallest business. Joint venture gold mining has ceased and we are increasing production from our wholly owned Sarsfield pit, while at the same time increasing the capacity of the jointly owned processing plant. We look forward to a continuing profitable business at Ravenswood notwithstanding the breakdown of the joint venture relationship.

Now to discuss briefly our European operations.

The consistent flow of lead from Mount Isa's smelter since its refurbishment has resulted in increased production at the lead refinery at Northfleet in England. We expect this production improvement to continue for some time. Following the management review of our European businesses last year, we decided to integrate this operation into the Mount Isa Business Unit..

A great deal of effort is also being put into improving the performance of the zinc smelters at Avonmouth in England and Duisburg in Germany. The most difficult of these two businesses, Avonmouth, is, in the last couple of months, beginning to show the benefits of 12 months' hard work by improving significantly its production performance. We are committed to the plan to exit these smelters, although this will be difficult in the short term bearing in mind the current depressed market for zinc.

I referred a little earlier to the importance of changes in management during the last five years. Nowhere has this been more significant than in our coal business. The turnaround has been achieved employing essentially the same assets, the same workforce and with the same unions, but with new management personnel and a new management culture.

To discuss our coal business, I would like to hand over to Brian MacDonald who joined the company in November last year as Executive General Manager of Coal. Brian took over from Mike Menzies who, as you know, after completing the management review of Alumbrera, then assumed responsibility for its performance and subsequently, together with Charlie Sartain and the management team, achieved the outstanding turnaround I referred to earlier.

Brian MacDonald

Slide 19: Increasing Coal EBIT and prices

The Chairman referred to the growing importance of coal to MIM. The coal business's earnings (pre interest and tax) have turned around from losses in the mid-nineties to a $250 million earnings before interest and tax in 2001. These coal earnings will be further improved this financial year. As you can see from this graph, prices have been generally flat during this period.

The annual report focusses attention on the improvements in productivity and costs that have been achieved in recent years. This has given us a competitive cost position on which to build. We are planning to grow the coal business significantly in the next few years in order to deliver increased earnings.

Slide 20: Coal production

In the last five years, production at the mines has more than doubled from nine to 19 million tonnes.

Slide 21: Coal production including Oaky Creek first quarter 2002 annualised

Oaky Creek produced eight million tonnes last year, with the Oaky North underground the highest longwall producer in Australia. So far this year Oaky Creek production is running at the annualised rate of more than 10 million tonnes, a 27% increase over last financial year. This strong production performance demonstrates the importance of the recent resumption of open cut mining, which has provided added flexibility when difficult mining conditions in one of the underground mines would otherwise have restricted total output.

Slide 22: Coal production including Oaky Creek and NCA first quarter 2002 annualised

NCA (Newlands Collinsville Abbot Point) produced ten and three quarter million tonnes last year and so far this year production is running at an annualised rate of more than 12 million tonnes. Twelve million tonnes is the nominal annual capacity of the Abbot Point export port, and with most of NCA's production exported, this year will be the first time that Abbot Point will be utilised at close to full stretch.

Being Australia's most northerly coal export port, Abbot Point has a distinct sea freight advantage, particularly in shipping to east Asia. This benefit, together with the productivity gains of increased throughput, are adding significant value to NCA.

Vince Gauci spoke of the importance of applying capital efficiently. A good example is the expansion of the coal preparation plant at Oaky Creek, completed in May. The additional fourth module cost $25 million which has been paid back in four months through increased throughput.

As I have said, we are expanding production from our existing mines, seeking productivity and cost gains from the utilisation of existing mining, processing and transport infrastructure. While we have substantial reserves of coal, we are intensifying our exploration effort, aiming to upgrade coal resources into the category of reserves, and to discover more coal.

This second map shows the coal exploration areas taken up during last year when we quadrupled our coal tenements to 3600 square kilometres. Importantly, you can see the increased holdings adjacent to existing operations to maximise utilisation of our existing infrastructure.

MIM also has significant undeveloped coal resources at locations other than the operating mines. Measured and indicated resources approach two billion tonnes at Wandoan in the Surat Basin, and exceed 300 million tonnes at a deposit between Rolleston and Springsure at the southern end of the Bowen Basin..

It is important to recognise that there is strong growth in energy demand in the world and only a very limited number of large coal basins that are accessible and within reasonable distance of the sea to provide opportunities for large scale supply to the seaborne coal trade.

The Bowen Basin is well developed and it is inevitable that a large basin like the Surat Basin will be extensively developed in the future. At Wandoan we have one of the Surat Basin's major deposits, and while the past focus has been on the domestic application of its coal, we will be working to improve our understanding of its potential for export.

With regard to the deposit between Rolleston and Springsure, we now have under way a feasibility study to determine the development potential. Initial indications are that it could be developed as an open cut mine with a reasonably low strip ratio producing a large volume of steaming coal that may not require washing. If it is decided to proceed with this development, it will add significantly to MIM's coal production.

You will have seen the wide spread of markets for our coal, built by our marketing team over time. This strength of diversity of markets is increasingly important as we grow the MIM coal business, because we do not have to generate a new customer base for the additional coal.

MIM has been building a reputation as a growing and increasingly cost competitive coal miner, reliable as a long term supplier of good quality products that are tailored to customers' needs across a range of markets, and providing customers with a source of supply, independent of the current four major producers, in which they can have confidence.

Vince Gauci

We expect coal to grow in importance to MIM.

Through these difficult times, we cannot be satisfied with our achievements to date. In the present economic and market circumstances this year, we will have to make improvements over the previous year's operating performances just to maintain a similar financial result. We can expect to increase our coal earnings, but our copper earnings will decline somewhat and our lead-zinc activities taken together will make very little contribution. At a recent general managers' meeting in Brisbane, our general managers made a renewed commitment to further improvements in all of our operations and in servicing our operations from our Brisbane office.

The management group are also putting a great deal of effort into the growth and development of the company. Shareholders may not fully appreciate the significant size of the resource base that we have on which to build. We are placing a strong focus on strengthening that resource base and adding to it. Let me focus on some of these growth opportunities.

Firstly, as Brian MacDonald has outlined, we are looking at ways to increase our coal production, both near our existing operations and in new areas such as the Surat Basin.

Secondly, at Mount Isa, a major copper study is under way to extend the reserves of copper there. We have substantial reserves and resources available for underground mining and also resources with the potential for future open cut mining. However, surrounding the existing underground reserves and resources there is a large halo of copper mineralisation not included in any category, yet with the potential to be a considerable additional source of ore for underground mining. While the halo is generally of a lower grade than the current reserves, the large amount of copper metal it contains makes it a worthwhile target for consideration.

Thirdly, our lead-zinc resources are also particularly strong at both Mount Isa and McArthur River. Production of lead-zinc is increasing at Mount Isa, while expansion of the McArthur River mine is also being considered. A scoping study is being undertaken at McArthur River to identify the optimum scale of future operations.

The company's financial strength is improving with increasing production and sales volumes and the lower cost profile of its operations. The company is also an improving credit as evidenced by the lift in the outlook by Standard & Poors during the year from stable to positive.

While headline debt and gearing continue to be impacted by the lower Australian dollar, the process of debt reduction, which will be slower this year due to lower metal prices, is expected to commence this year and should, given reasonable commodity prices, come down quite rapidly beyond this financial year.
The process to lengthen the term of the company's debt commenced last financial year with a US$250 million placement successfully completed and the proceeds used to repay maturing debt. This process will continue in this financial year.

Based on the quality of our management team which has resulted in the improved operating performance and product diversity, we are confidently looking forward to a continued strengthening of the company's financial position.

Back to the Chairman

Net Profit/(Loss)


A$M
MIM's Share
Net Profit/(Loss)
Net Profit/(Loss) before Signficant Items
61.5
32.2
80.4
76.2
(50.1)
(38.4)
166.6
111.8
104.6
104.8
1997
1998
1999
2000
2001

Year ended 30 June


LME copper, lead and zinc prices
USc/lb
150
100
50
0
Copper
Zinc
Lead
1996
1997
1998
1999
2000
2001
26 Oct 2001
Year ended 30 June

LME copper, lead and zinc prices


Aust c/lb
200
100
Copper
Zinc
Lead
1996
1997
1998
1999
2000
2001
26 Oct 2001
Year ended 30 June

Average coal prices received by MIM


US$/tonne
Steaming
Coking
60
40
20
0
1996
1997
1998
1999
2000
2001
Year ended 30 June

Australian US$ revenue hedging - designated profile


US$M Hedged
742
696
614
503
404
2002
0.64
2003
0.65
2004
0.68
2005
0.71
2006
0.70
Average Rate
Year ending 30 June

Group copper productivity

Tonnes per employee


85
69
105
108
108
129
1997
1998
1999
2000
2001
Sep 01 Qtr
Year ended 30 June

Group copper costs and prices


USc/lb
Cash Costs (C1)
Other Costs
LME Price
150
100
50
0
18
72
18
69
18
64
15
46
18
46
20
45
19
37
Oct 26
Price
1996
1997
1998
1999
2000
2001
Sep 01
Qtr
Year ended 30 June

Copper smelter production



Tonnes (000's)
(Quarterly)
70
60
50
40
30
20
10
0
*
*
95/96
96/97
97/98
98/99
99/00
00/01
Sep 01
* Major Planned Maintenance

File No. 82-173

Mount Isa copper costs


US¢/lb
Normal C1 Cash Costs
Other Costs
18
72
18
69
18
76
15
56
16
48
15
47
15
41
1996
1997
1998
1999
2000
2001
Sep 01 Qtr
Year ending 30 June

Increasing coal EBIT (MIM's share) despite flat A$ coal prices


63
44
69
51
65
46
23.6
75
49
65.4
88.5
65
43
93.5
58
39
249.6
68
46
1995
(32.2)
1996
(18.2)
1997
1998
1999
2000
2001
(A$M)
EBIT
(A$/T)
Coking Coal
(A$T)
Steaming Coal

Year ending 30 June


Coal production (100%)
Tonnes (Millions)
6.19
2.73
7.23
3.06
8.12
4.50
11.02
5.60
9.48
7.23
10.74
8.04
1996
1997
1998
1999
2000
2001
Oaky Creek
Newlands-Collinsville-Abbot Point
Year ended 30 June

Coal production (100%)


Tonnes (Millions)
6.19
2.73
7.23
3.06
8.12
4.50
11.02
5.60
9.48
7.23
10.74
8.04
10.19
1996
1997
1998
1999
2000
2001
Sep 01 Qtr Annualised
Oaky Creek
Newlands-Collinsville-Abbot Point
Year ended 30 June


Coal production (100%)
Tonnes (Millions)
6.19
2.73
7.23
3.06
8.12
4.50
11.02
5.60
9.48
7.23
10.74
8.04
12.25
10.19
1996
1997
1998
1999
2000
2001
Sep 01 Qtr Annualised
Oaky Creek
Newlands-Collinsville-Abbot Point
Year ended 30 June